Mail Stop 3561

May 31, 2007

By Facsimile and U.S. Mail

Mr. Michael H. Madison
President and Chief Executive Officer
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana   71360

> **Re:** **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 2, 2007**
> **File Nos. 1-15759 and 1-05663**

Dear Mr. Madison:

    We have reviewed your filings and have the following comments. We have limited our review to only those matters addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements
Notes to the Financial Statements

Note 13 – Equity Investment in Investees, page 102

Evangeline

1. We note your tabular disclosure of equity income (loss) from each investment accounted for using the equity method.   Please explain the difference between the equity income for Evangeline reported of $12,362,000 for the year ending December 31, 2006 and income before tax of $13,894,000 disclosed in the summarized financial information on page 104. Further, please also explain the difference between the income before tax of $13,894,000 disclosed here and the $15,458,000 in income before tax for 2006 reported in the financial statements on page 3 of Form 10-K/A Amendment No. 1.

2. Please explain the difference between the 2005 Restated income before tax for Evangeline of $19,786,000 shown here and the amount of $19,l82,000 shown as the restated amount for 2005 in the Form 10-K/A Amendment No. 1. In this regard, please tell us why certain of the previously reported amounts shown in Note 3 of the Evangeline financial statements included in the Form 10-K/A Amendment No. 1 are not the restated amounts disclosed in the Form 10-K. It appears that certain of the restated amounts disclosed in the Form 10-K were restated again in the Form 10-K/A. If so, please tell us what consideration you gave to disclosing that fact and demonstrate how you were able to determine that the impact did not necessitate an amendment of the financial statements of Cleco Corporation. Also since you should have controls over the recording of amounts related to your investments that are recorded in the consolidated financial statements, tell us what consideration you gave regarding the effectiveness of internal control over financial reporting as a result of the restatement of Evangeline's financial statements.

Item 15. Exhibits and Financial Statement Schedules, page 119

(3) List of Exhibits – Cleco and Cleco Power

Exhibit 32 (a) and Exhibit 32 (b)

3. We note that the 906 certifications filed by your CEO and CFO do not have a current date and accordingly are not properly dated. Please amend Form 10-K for the fiscal year ended December 31, 2006 in its entirety along with new 302 and 906 certifications that have a current date. We also note that the 906 certifications filed with Forms 10-K/A for the fiscal year ended December 31, 2006 and with Form 10-Q for the first fiscal quarter

ended March 31, 2007 also do not have a current date and are not properly dated. Accordingly, please also amend Forms 10-K/A and Form 10-Q to provide a current date also for all 302 and 906 certifications filed with these amended periodic reports. Please also note that if two individuals hold the titles of CEO and CFO, you are required to file separate exhibits for each 302 and 906 certification. Your exhibits should be labeled as follows: Exhibit 31.1, 31.2, or 32.1, 32.2 rather than filing the certification for both officers on the same exhibit or using 31(a) and 31(b) as was done with your previous filings.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief